Unplugged and Uncorked LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

[Do not Delete]

To: Unplugged and Uncorked LLC, Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Successor Entity:
Unplugged and Uncorked Inc. was incorporated on March 2, 2024 in the State of Delaware. Unplugged and Uncorked Inc. will serve as the successor company for its predecessor Unplugged and Uncorked LLC. Unplugged and Uncorked Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 5, 2024

UNPLUGGED AND UNCORKED LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	2,082	5,569
Accounts Receivable	-	-
Inventory	32,234	19,118
Other Current Assets	7,587	-
Total Current Assets	41,903	24,687
TOTAL ASSETS	41,903	24,687
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	-
Member Loans	69,745	27,292
Loans Payable - current portion	12,500	-
Accrued Interest	-	-
Total Current Liabilities	82,245	27,292
Non-Current Liabilities:		
Loans Payable - non-current portion	12,500	-
Total Non-current Liabilities	12,500	-
TOTAL LIABILITIES	94,745	27,292
EQUITY		
Member's Capital	1,000	1,000
Retained Earnings	(53,842)	(3,604)
TOTAL EQUITY	(52,842)	(2,604)
TOTAL LIABILITIES AND EQUITY	41,903	24,687

UNPLUGGED AND UNCORKED LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	89,979	48,862
Cost of Goods Sold	37,079	20,091
Gross Profit	52,900	28,771
Operating Expenses		
Advertising & Marketing	18,283	11,668
General and Administrative	80,918	17,422
Total Operating Expenses	**99,201**	**29,089**
Total Loss from Operations	**(46,300)**	**(319)**
Other Income/Expense		
Interest Expense	1,875	82
Other Income/Expense	2,062	1,300
Total Other Income/Expense	**3,937**	**1,382**
Earnings Before Income Taxes, Depreciation, and Amortization	**(50,237)**	**(1,701)**
Depreciation and Amortization	-	-
Net Income (Loss)	**(50,237)**	**(1,701)**

UNPLUGGED AND UNCORKED LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(50,237)	(1,701)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	-	-
Accounts Receivable	-	-
Inventory	(13,116)	(12,618)
Other Current Assets	(7,587)	
Accounts Payable	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(20,703)	(12,618)
Net Cash provided by (used in) Operating Activities	(70,940)	(14,319)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Loans	42,453	27,292
Loans Payable	25,000	
Accrued Interest	-	-
Member's Capital	-	(7,995)
Net Cash provided by (used in) Financing Activities	67,453	19,297
Cash at the beginning of period	5,569	591
Net Cash increase (decrease) for period	(3,487)	4,978
Cash at end of period	2,082	5,569

UNPLUGGED AND UNCORKED LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Beginning balance at 1/1/22	-	8,995	(1,904)	7,091
Contribution			-	-
Distribution		(7,995)	-	(7,995)
Net income (loss)			(1,701)	(1,701)
Ending balance at 12/31/22	-	1,000	(3,604)	(2,604)
Contribution			-	-
Distribution			-	
Net income (loss)			(50,237)	(50,237)
Ending balance at 12/31/23	-	1,000	(53,842)	(52,842)

Unplugged and Uncorked LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Unplugged and Uncorked LLC “the Company” was incorporated on February 18, 2021, as an importer of Italian wines, leveraging the popularity of Paul Cullen, former bassist of Bad Company, to boost sales. The company, based in Lewes, Delaware, is currently available in forty states.

The company specializes in private label wines sourced from producers in Italy, which are then resold through a distributor in Delaware and Maryland, as well as online to customers in forty states.

Historically, up to December 31, 2023, the Company operated as an LLC to manage business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company decided to form on March 2, 2024 the corporation Unplugged and Uncorked Inc. This restructuring is aimed at streamlining operations, enhancing corporate governance, and providing a clearer financial overview for stakeholders.

In 2024, Unplugged and Uncorked Inc., the successor company plans to conduct a crowdfunding campaign under Regulation CF to raise operating capital.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company’s management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. Prior to incorporation on March 2, 2024, these financial statements still present as of December 31, 2023 the financial position and results of operations of Unplugged and Uncorked as an LLC, the predecessor company of Unplugged and Uncorked Inc.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $5,569 and $2,082 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The company's payments are typically collected 30 days after invoicing.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The company has no outstanding accounts receivables as of December 31, 2022 and 2023.

Inventory

Inventory consists primarily of finished goods of private label wines held for resale to customers. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out method. The company had $19,118 and $32,234 of inventory as of December 31, 2022, and 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company generates revenue by selling private label wine sourced from producers in Italy. These wines are resold through a distributor in Delaware and Maryland and online to forty states. Payments are generally collected within 30 days from the invoice date, as the distributor sells to retail and restaurant customers and collects payments accordingly.

The company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including office supplies, travel, legal and accounting services, storage, shipping, freight and delivery, licenses, training, supplies, and rent.

Income Taxes

The Company is subject to corporate income and state income taxes in the states where it conducts business. Income taxes are accounted for using the asset and liability method, recognizing deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the year when these differences are expected to reverse. Any effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period of enactment. Deferred tax assets are recognized to the extent that the Company believes they are more likely than not to be realized, considering available evidence such as future reversals of taxable temporary differences, projected taxable income, tax-planning strategies, and recent operational results. Adjustment to the deferred tax asset valuation allowance is made if the Company determines it would be able to realize deferred tax assets in the future in excess of their net recorded amount, reducing the provision for income taxes.

Uncertain tax positions are recorded following ASC 740, where the Company first determines if it is more likely than not that the tax positions will be sustained based on their technical merits. For positions meeting the recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon settlement with the relevant tax authority. The Company does not have any uncertain tax provisions. Its primary tax jurisdictions are the United States and Delaware.

The company has already filed its 2022 and 2023 tax return as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ending December 31, 2022, the company had an outstanding payable of $27,292 to its two members, as detailed in Note 5. This amount increased to $69,745 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company received a loan of $27,292 from its two members, representing funds contributed to the company in the form of debt to finance operations during 2022. An additional $45,702.78 was received during the year, with a minimal repayment of $3,250, increasing the outstanding balance to $69,745 as of December 31, 2023. As no formal contract was in place and the payable was considered payable on demand, the company did not accrue any interest on this loan in either 2022 or 2023.

The company was also granted a loan by an external party on March 1, 2023, for a principal amount of $25,000. Interest is payable on the unpaid principal at a rate of 15% per annum, beginning March 31, 2023. The loan will mature on May 1, 2025. As of December 31, 2023, the outstanding balance of this loan is $25,000, with an interest expense of $1,875.

NOTE 6 – EQUITY

The company is a limited liability company with two members. The equity ownership of each member is represented by a percentage interest of ownership, with one member holding 40% and the other holding 60%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2024, the date these financial statements were available to be issued.

The Company converted to a Corporation on March 2, 2024.